UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)*

Paragon Shipping Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

69913R 408
(CUSIP Number)

Michael Bodouroglou c/o Paragon Shipping Inc. 15 Karamanli Ave. GR 166 73 Voula Greece 011 30 210 891 4600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2014
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	69913R 408

1.	NAME OF REPORTING PERSONS

Michael Bodouroglou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

6,856,064 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

6,856,064 (1)

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,856,064 (1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.8%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

 _____________________
(1) Mr. Bodouroglou may be deemed to beneficially own 6,386,106 of the reported shares through Innovation Holdings S.A., a Marshall Islands corporation of which he is the controlling person.  Mr. Bodouroglou may be deemed to beneficially own 469,958 of the reported shares through Loretto Finance Inc., a Marshall Islands corporation and a wholly-owned subsidiary of Allseas Marine S.A., a Liberian company of which Mr. Bodouroglou is the controlling person.

CUSIP No.	69913R 408

1.	NAME OF REPORTING PERSONS

Innovation Holdings S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,386,106

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

6,386,106

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,386,106

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	69913R 408

1.	NAME OF REPORTING PERSONS

Loretto Finance Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

469,958

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

469,958

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

469,958

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	69913R 408

1.	NAME OF REPORTING PERSONS

Allseas Marine S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

469,958 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

469,958 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

469,958 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

 ____________
(1) Allseas Marine S.A. may be deemed to beneficially own 469,958 of the reported shares by virtue of its being the parent company of Loretto Finance Inc., the registered holder of such shares.

CUSIP No.	69913R 408

Explanatory Note

The purpose of this Amendment No. 5 (this "Amendment No. 5") to Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 31, 2009 (the "Original Schedule 13D"), as amended, is to report the change in beneficial ownership of the Class A common shares (the "Common Shares") of Paragon Shipping Inc., a Marshall Islands corporation (the "Issuer") by Michael Bodouroglou, Innovation Holdings Inc., a Marshall Islands corporation controlled by Michael Bodouroglou ("Innovation Holdings"), Loretto Finance Inc., a Marshall Islands corporation indirectly controlled by Michael Bodouroglou ("Loretto") and Allseas Marine S.A., a Liberian corporation controlled by Michael Bodouroglou and the parent company of Loretto ("Allseas" and together with Michael Bodouroglou, Innovation Holdings and Loretto, the "Reporting Persons") as a result of a change in the number of Common Shares outstanding as a result of the underwritten public offering of an aggregate of 6,785,000 Common Shares on February 18, 2014 and the issuance to Loretto on February 18, 2014 of 135,700 Common Shares as described in Item 3 below.

Item 1.	Security and Issuer.

No material change from the Schedule 13D/A filed with the SEC on October 4, 2013.

Item 2.	Identity and Background.

No material change from the Schedule 13D/A filed with the SEC on October 4, 2013.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 26, 2013, Innovation Holdings received an award of 200,000 non-vested Common Shares of the Issuer that were granted pursuant to the Paragon Shipping Inc. Third Amended and Restated 2006 Equity Incentive Plan and a restricted share award agreement, dated as of November 26, 2013 (the "Award Agreement"), by and between the Issuer and Innovation Holdings, as compensation for the services of Michael Bodouroglou as the Issuer's Chief Executive Officer. The 200,000 non-vested Common Shares awarded to Innovation Holdings will vest ratably over a two-year period commencing on December 31, 2014. No additional compensation was paid for the 200,000 non-vested Common Shares acquired by Innovation Holdings.

In addition, since the filing of the Schedule 13D/A with the SEC on October 4, 2013, Loretto received an aggregate of 135,700 Common Shares pursuant to that certain purchase agreement, dated November 10, 2009, as clarified and amended by a supplemental agreement, effective from December 1, 2012 (the "Purchase Agreement"), by and among the Issuer, Allseas and Loretto, pursuant to which in the event of a capital increase, future equity offerings by the Issuer or the issuance of Common Shares to a third party or third parties in the future, other than Common Shares issued pursuant to the Plan (as the same may be further amended, amended and restated, supplemented or otherwise modified) or any future equity incentive plans the Issuer may adopt, the Issuer has agreed to issue to Loretto, at no cost to Loretto, additional Common Shares in an amount equal to 2% of the total number of Common Shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable. In accordance with the terms of the Purchase Agreement, any Common Shares to be issued to Loretto under the Purchase Agreement may only be issued once the capital increase, equity offering or third party issuance giving rise to the obligation to issue shares to Loretto under the Purchase Agreement has closed and any applicable contingencies, forfeiture rights or conditions precedent relating to such capital increase, equity offering or third party issuance have lapsed or expired or have been cancelled or terminated, unless otherwise agreed by the mutual agreement of the parties.  Accordingly, in connection with the underwritten public offering of an aggregate of 6,785,000 Common Shares by the Issuer that closed on February 18, 2014, the Issuer issued 135,700 Common Shares to Loretto under the Purchase Agreement, representing 2.0% of the 6,785,000 Common Shares issued in the underwritten public offering.

Item 4.	Purpose of Transaction.

The acquisitions described in Item 3 above were solely for investment purposes.

No material changes from the Schedule 13D/A filed with the SEC on October 4, 2013.

Item 5.	Interest in Securities of the Issuer.

(a. and b.)
According to Computershare Trust Company, N.A., the Issuer's transfer agent, the Issuer had outstanding 24,622,142 Common Shares as of February 18, 2014 (after giving effect to the transactions discussed in this Schedule 13D/A).  Based on the foregoing, the Reporting Persons report beneficial ownership of the following Common Shares:

Michael Bodouroglou may be deemed to beneficially own 6,856,064 Common Shares, representing approximately 27.8% of the Issuer's total issued and outstanding Common Shares.  Mr. Bodouroglou has the sole power to vote or direct the vote of 6,856,064 Common Shares; the shared power to vote or direct the vote of 0 Common Shares; the sole power to dispose or direct the disposition of 6,856,064 Common Shares; and the shared power to dispose or direct the disposition of 0 Common Shares.

Innovation Holdings may be deemed to beneficially own 6,386,106 Common Shares, representing approximately 25.9% of the Issuer's total issued and outstanding Common Shares.  Innovation Holdings has the sole power to vote or direct the vote of 0 Common Shares; the shared power to vote or direct the vote of 6,386,106 Common Shares; the sole power to dispose or direct the disposition of 0 Common Shares; and the shared power to dispose or direct the disposition of 6,386,106 Common Shares.

Loretto may be deemed to beneficially own 469,958 Common Shares, representing approximately 1.9% of the Issuer's total issued and outstanding Common Shares.  Loretto has the sole power to vote or direct the vote of 0 Common Shares; the shared power to vote or direct the vote of 469,958 Common Shares; the sole power to dispose or direct the disposition of 0 Common Shares; and the shared power to dispose or direct the disposition of 469,958 Common Shares.

Allseas may be deemed to beneficially own 469,958 Common Shares, representing approximately 1.9% of the Issuer's total issued and outstanding Common Shares.  Allseas has the sole power to vote or direct the vote of 0 Common Shares; the shared power to vote or direct the vote of 469,958 Common Shares; the sole power to dispose or direct the disposition of 0 Common Shares; and the shared power to dispose or direct the disposition of 469,958 Common Shares.

(c.)
Item 3 is hereby incorporated by reference herein.  Except as set forth in Item 3 or as otherwise described herein, the Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.

(d.)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e.)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 3 is incorporated herein by reference.

Except as described herein and in the Original Schedule 13D, the Schedule 13D/A filed with the SEC on December 1, 2009, the Schedule 13D/A filed on December 31, 2012, the Schedule 13D/A filed on April 9, 2013 and the Schedule 13D/A filed on October 4, 2013, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with any person with respect to their respective Common Shares.

Item 7.	Material to be Filed as Exhibits.

A.	Agreement between the Reporting Persons to file jointly.

B.
Purchase Agreement, dated November 10, 2009, by and among the Issuer, Allseas and Loretto, incorporated by reference to Exhibit 4.21 to the Issuer's Annual Report on Form 20-F, filed with the SEC on March 31, 2010.

C.
Supplemental Agreement between the Company, Allseas Marine S.A. and Loretto Finance Inc. relating to Purchase Agreement between the Company, Allseas Marine S.A. and Loretto Finance Inc., dated November 10, 2009, incorporated by reference to Exhibit 4.42 to the Issuer's Annual Report on Form 20-F, filed with the SEC on April 3, 2013.

D.
Share Purchase Agreement, dated as of December 24, 2012, by and between the Issuer and Innovation Holdings, incorporated by reference to Exhibit B to the Schedule 13D/A filed with the SEC on December 31, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2014

/s/ Michael Bodouroglou* Name: Michael Bodouroglou INNOVATION HOLDINGS S.A.* By:/s/ Michael Bodouroglou Name: Michael Bodouroglou Title: Principal
LORETTO FINANCE INC.* By:/s/ Michael Bodouroglou Name: Michael Bodouroglou Title: Principal ALLSEAS MARINE S.A.* By:/s/ Michael Bodouroglou Name: Michael Bodouroglou Title: Principal

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Agreement

The undersigned agree that this Schedule 13D/A dated February 24, 2014, and any amendments hereto, relating to the Common Shares of the Issuer shall be filed on behalf of the undersigned.

Dated: February 24, 2014

/s/ Michael Bodouroglou Name: Michael Bodouroglou INNOVATION HOLDINGS S.A. By:/s/ Michael Bodouroglou Name: Michael Bodouroglou Title: Principal
LORETTO FINANCE INC. By:/s/ Michael Bodouroglou Name: Michael Bodouroglou Title: Principal ALLSEAS MARINE S.A. By:/s/ Michael Bodouroglou Name: Michael Bodouroglou Title: Principal